

13030188

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mack Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1939 Waukegan Rd., Suite 300
(No. and Street)

Glenview	IL	60025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd, Ste 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

OATH OR AFFIRMATION

I, Stephen W. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mack Investment Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
LISA PRESTIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/23/13

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2012

Table of Contents | **Page**

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Independent Auditor's Report

Board of Directors
Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Report on the Financial Statements

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (the "Company") as of December 31, 2012, and the related combined statements of income, stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the combined financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the combined financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined financial statements or to the combined financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the combined financial statements as a whole.

Frost Ruttenberg and Rothblatt, P.C.

February 21, 2013
Deerfield, Illinois

Financial Statements

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	186,772
Receivable from and deposit with clearing broker-dealer		30,763
Commissions and advisory fees receivable		193,063
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $295,607		-
Other assets		13,562
TOTAL ASSETS	**$**	**424,160**

LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$	12,349
Accrued commissions		95,288
TOTAL LIABILITIES		**107,637**
EQUITY		**316,523**
TOTAL LIABILITIES AND EQUITY	**$**	**424,160**

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Operations
For the Year Ended December 31, 2012

Revenue		
Commissions	$	988,807
Financial advisory fees		1,294,046
Other income		17,714
Total Revenue		**2,300,567**
Expenses		
Employee compensation and benefits		945,765
Brokerage, exchange and clearance fees		1,028,710
Communications and data processing		19,175
Occupancy		49,318
Professional fees		40,861
Other expenses		165,405
Total Expenses		**2,249,234**
NET INCOME	**$**	**51,333**

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - DECEMBER 31, 2011	**$ 2,000**	**$ 56,858**	**$ 206,332**	**$ 265,190**
Net income	-	-	51,333	51,333
BALANCE - DECEMBER 31, 2012	**$ 2,000**	**$ 56,858**	**$ 257,665**	**$ 316,523**

Mack Investment Securities, Inc. Common Stock: $1 Par; 10,000 shares authorized; 1,000 shares issued and outstanding

Mack Investment Insurance Brokerage, Inc. Common Stock: $1 Par; 100,000 shares authorized; 1,000 shares issued and outstanding

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	**$**	**51,333**
Adjustments to Reconcile Net Income		
to Net Increase In Cash And Cash Equivalents		
Depreciation		1,895
(Increase) Decrease in Assets		
Receivable from and deposit with clearing broker-dealer		2,993
Commissions and advisory fees receivable		(16,509)
Securities owned, at fair value		7,491
Other assets		(7,586)
Increase (Decrease) in Liabilities		
Accounts payable and accrued expenses		(676)
Accrued commissions		(6,304)
Total Adjustments		**(18,696)**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**32,637**
Cash and cash equivalents - December 31, 2011		154,135
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2012	**$**	**186,772**

See accompanying notes.

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities. MIS and MII are licensed to do business in most states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash Flows

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Commissions and Advisory Fees Receivable and Payable

Commissions and advisory fees receivable represent commissions due to the Company from the sale of financial products and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, if needed, an estimate of uncollectible balances is made based upon expected actual write-offs. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. Management did not deem an allowance amount necessary as of December 31, 2012.

E. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over 7-10 years.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

F. Revenue recognition

Commission revenue and expenses are recorded on the trade-date. Investment advisory fees are recognized as earned and are primarily based on assets managed.

G. Advertising

The Company expenses advertising as incurred. Advertising expense was $9,408 for the year ended December 31, 2012.

H. Income Taxes

The Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reported on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as appropriate. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

I. Subsequent Events

The Company evaluated all significant events or transactions that occurred through February 21, 2013, the date that the financial statements were available to be issued.

J. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Receivable From Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2012, the Company had amounts due from these broker-dealers and clearing organizations totaling $30,763.

Note (3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $204,385, which was $154,385 in excess of its required net capital of $50,000. The Company's net capital ratio was .53 to 1.

Note (4) Lease

The Company leases office space under an operating lease that expires in 2014. Future minimum rental payments to be paid by the Company, in the aggregate and for each of the next three years, are as follows:

2013	$	52,836
2014		26,754
Total	**$**	**79,590**

Rent expense was $49,318 for the year ended December 31, 2012.

In addition, the Company subleases a portion of its office space on a month-to-month basis. Receipts under the subleases, recorded in other income, totaled $10,893 for the year ended December 31, 2012.

Note (5) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Profit sharing expense was $8,470 for the year ended December 31, 2012.

Note (6) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (7) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note (8) Other

FINRA completed a sales practice examination of the Company in 2011. During the examination, FINRA discovered certain exceptions. In 2012, FINRA resolved its 2011 examination of the Company with a decision for no action based on material provided by the Company. The Company released the agent in question in 2011. The Company has been told that FINRA does not provide any correspondence other than a verbal phone call when it completes an investigation subsequent to an examination.

Supplementary Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer: Mack Investment Securities, Inc. **as of December 31, 2012**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 316,523	3480
2. Deduct ownership equity not allowable for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			316,523	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 316,523	3530
6. Deductions and/or charges:				
A. Total non-allowable assets* from Statement of Financial Condition (Notes B and C)	$ 107,720	3540		
B. Secured demand note delinquency	-	3590		
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	3600		
D. Other deductions and/or charges	-	3610	107,720	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 208,803	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$ -	3660		
B. Subordinated securities borrowings	-	3670		
C. Trading and investment securities:				
1. Exempted securities	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	418	3734		
D. Undue concentration	.	3650		
E. Other (List)	4,000	3736	4,418	3740
10. Net Capital			$ 204,385	3750

OMIT PENNIES

*Nonallowable Assets	
Commissions and advisory fees receivable, nonallowable portion	$ 94,158
Other assets	13,562
Total Nonallowable Assets	$ 107,720

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012

INANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

roker or Dealer: Mack Investment Securities, Inc. **as of December 31, 2012**

OMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

Line	Item			Amount	Code
11.	Minimum net capital required (6 2/3% of line 18)			$ 7,176	3756
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
4.	Excess net capital (line 10 less line 13)			$ 154,385	3770
5.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 193,621	3780

OMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item	Amount	Code	Amount	Code
.6.	Total A.I. liabilities from Statement of Financial Condition			$ 107,637	3790
17.	Add:				
	A. Drafts for immediate credit	$ -	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
	C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
.8.	Total aggregate indebtedness			$ 107,637	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			53%	3850
0.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

art B

Line	Item	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-	3880
3.	Net capital requirement (greater of line 21 or 22)	-	3760
24.	Excess capital (line 10 less 23)	-	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$ -	3920

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement , or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

3) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer: Mack Investment Securities, Inc. **as of December 31, 2012**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(i) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(ii) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of Clearing Firm: RBC Correspondent Services	4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

In planning and performing our audit of the combined financial statements of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the combined financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frost Ruttenberg and Rothblatt P.C.

February 21, 2013
Deerfield, Illinois

frr Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ["General Assessment Reconciliation (Form SIPC-7)"] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and management, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, specifically check number 30911 dated February 14, 2013 for $1,984, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frost Ruttenberg and Rothblatt, P.C.

February 21, 2013
Deerfield, Illinois